UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File No. 001-41493

LICHEN INTERNATIONAL LTD

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

The Company (as defined below) is furnishing this Amendment No. 1 on Form 6-K/A (this “Amendment”) to amend its report on Form 6-K furnished to the Securities and Exchange Commission on September 10, 2025 (the “Original Report”) to revise the description of the Debt (as defined below), which was a debt owed by the Company to Mr. Ya Li, and to file the A&R Agreement (as defined below) as Exhibit 10.1 hereto. This Amendment restates the Original Report in its entirety, as so revised. Except as described above, this Amendment does not modify or update any other information contained in the Original Report.

On August 27, 2025, Lichen International Limited (the “Company”) entered into a debt settlement and mutual release agreement (the “Original Agreement”) with Mr. Ya Li, the Chief Executive Officer, Director and Chairman of the Board of the Company. On October 15, 2026, the Company and Mr. Li entered into an amended and restated debt settlement and mutual release agreement, effective as of August 27, 2025 (the “A&R Agreement” and, together with the Original Agreement, the “Agreement”), to revise the description of the Debt (as defined below). As of August 27, 2025, the Company was indebted to Mr. Li in the amount of RMB 2,129,544 (approximately $297,000) for loans advanced by Mr. Li to the Company (the “Debt”). In order to settle the Debt, the Company agreed to issue, and Mr. Li agreed to accept 65,000 Class B ordinary shares of the Company (the “Shares”), valued at $4.57 per share, which was approximately 102% of the average closing bid price of the Company’s Class A ordinary shares during the five trading days immediately prior to August 27, 2025. On August 27, 2025, pursuant to the Original Agreement, the Company issued the Shares to Mr. Li. No additional shares have been issued to Mr. Li in connection with the settlement of the Debt or the Agreement as of the date of this Amendment.

The execution and delivery of the Agreement and the issuance of the Shares were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended and Regulation S promulgated thereunder.

The foregoing description of the A&R Agreement is qualified in its entirety by reference to the provisions of the A&R Agreement filed as Exhibit 10.1 to this Amendment, which are incorporated by reference herein.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-291878) and Form S-8 (File No. 333-291376).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen International Limited

Date: October 15, 2026	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amended and Restated Debt Settlement and Mutual Release Agreement by and between the Company and Ya Li, dated October 15, 2026

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